Mail Stop 4561



      March 14, 2006



Michael Jacobson
Chief Executive Officer
Premiere Publishing Group, Inc.
386 Park Avenue South, 16th Floor
New York, New York 10016

Re:	Premiere Publishing Group, Inc.
      Form SB-2
      File No. 333-129997
      Amended on March 1, 2006

Dear Mr. Jacobson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements and Notes
1. We have read and considered your response to comment 5. Based on our conference call with you on March 14, 2006, it appears the acquisition of Sobe Life, LLC, should be accounted for as a recapitalization transaction. Please amend your financial statements and footnote disclosures to reflect this accounting treatment accordingly. In this regard, you should include the audited historical operating results of Sobe Life, the operating company, and the stockholders` equity should be retroactively adjusted as of the beginning of the earliest period presented for the effects of the recapitalization.
2. Upon revising financial statements to reflect the recapitalization and historical operations of Sobe Life, please include the cumulative from inception data throughout your financial statements. Ensure the audit report references the cumulative from inception information to show the cumulative data has been audited.
3. Please include disclosure explaining the changes in your audited financial statements due to the restatement.

Note 3 - Debenture Payable, pages F-9 - F-10
4. We have read and considered your response to comment 6 and still remain unclear of your accounting treatment of the 6,666 shares underlying the units. In accordance with EITF 00-27, the proceeds received from the senior convertible note should have been allocated between the convertible instrument and the common stock on a relative fair value basis. Clarify to us the amount allocated between the note and the common stock and include the financial statement line item that reflects the issuance of the 6,666 shares.
5. Reference is being made to the third paragraph. We noted that the company will issue 659,934 shares of common stock to the holders of the debentures. Refer to the company`s consolidated statement of stockholders` equity on page F-4. It appears that these shares have already been issued. Please clarify your disclosures to indicate whether these shares have been issued.

Item 28.  Undertakings
6. We note that you have included the undertaking applicable to registration statements that rely on Rule 430B. However, it appears that this registration statement will rely on Rule 430C and thus should include the undertaking contained in Item 512(g)(2) of Regulation S-B. Please advise or revise.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Yolanda Crittenden, Accountant, at (202) 551-3472 or Cicely Luckey, Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202)
551-
3415 or the undersigned at (202) 551-3852 with any other questions.


      Sincerely,



      Michael McTiernan
      Special Counsel



cc:	Hank Gracin, Esq. (via facsimile)


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Premiere Publishing Group, Inc.
March 14, 2006
Page 3